  Exhibit 99.2

Relevant part of the Board of Directors Meeting Minutes of

 Central Puerto S.A.

November 12, 2018

Minutes no. 335: In the City of Buenos Aires, on this November 12, 2018, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets at 9:30 a.m. The following directors were present: Osvaldo RECA, Oscar GOSIO, Miguel DODERO, Juan José SALAS, Diego PETRACCHI, Tomás WHITE, Tomas PERES, Jorge RAUBER, Jorge Eduardo VILLEGAS, Cristián LOPEZ SAUBIDET and Liliana MURISI, who is present via conference call. The following members of the Audit Committee also attend the meeting: Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON. The quorum required is met and so the meeting starts (…) the second item on the Agenda is then considered: 2) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED STATEMENT OF FINANCIAL POSITION, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY, CONSOLIDATED CASH FLOW STATEMENT, SUPPLEMENTARY NOTES, SEPARATE INCOME STATEMENT, SEPARATE COMPREHENSIVE INCOME STATEMENT, SEPARATE STATEMENT OF FINANCIAL POSITION, SEPARATE CASH FLOW STATEMENT, INFORMATION REVIEW AND ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS – SECTION 12, CHAPTER III, TITLE IV, ARGENTINE SECURITIES COMMISSION REGULATIONS (N.T. 2013) FOR THE PERIOD ENDED SEPTEMBER 30, 2018. Mr. Osvaldo RECA requests Mr. Juan Avigliano to present the topic. Mr. Juan Avigliano takes the floor and informs that the Board of Directors needs to consider and approve the Consolidated Income Statement, Consolidated Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholder’s Equity, Consolidated Cash Flow Statement, Supplementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement, Informative Summary and Additional Information to the Notes to Financial Statements – Section 12, Chapter III, Title IV, Argentine Securities Commission Regulations (N.T. 2013) for the period ended September 30, 2018., documentation that was provided to the Directors well in advance. After a brief debate and knowing the Audit Committee report and the Independent Auditors’ reports, the Board of Directors unanimously approve the Consolidated Income Statement, Consolidated Comprehensive Income Statement, Consolidated Statement of Financial Position, Consolidated Statement in Shareholder’s Equity, Consolidated Cash Flow Statement, Supplementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement, Informative Summary and Additional Information to the Notes to Financial Statements – Section 12, Chapter III, Title IV, Argentine Securities Commission Regulations (N.T. 2013) for the period ended September 30, 2018. Mrs. Eduardo Erosa, Cesar Halladjian and Juan Nicholson evidence Mrs. MURISI’s affirmative vote, which was casted via conference call. Mr. Osvaldo RECA continues taking the floor and informs of the status of compliance with General Resolution 611/12, Argentine Securities Commission. In that regard, Mr. Osvaldo RECA states that the Company knows that the Professional Accounting Regulations (NCP, for its acronym in Spanish) and the International Financial Reporting Standards (IFRS) (the “Standards”) were reconciled. The Regulations apply to the investments the Company keeps with corporations Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Mart’n S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U., Vientos La Genoveva II S.A.U., Central Aimé Painé S.A., Parques Eólicos Australes S.A, and Proener S.A.U.. All these corporations are periodically overseen by the Company, thus concluding that any significant item that should be considered in a different manner under the Regulations has been considered during the Regulations reconciliation. Therefore, the Directors unanimously approve the Regulations reconciliation. Mrs. Eduardo Erosa, Cesar Halladjian and Juan Nicholson evidence Mrs. MURISI’s affirmative vote, which was casted via conference call. (…) There being no further business to be transacted, the meeting is adjourned at 10:30 a.m.

Osvaldo Reca
Chairman
Central Puerto S.A.